

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 1, 2009

<u>Via U.S. Mail and Facsimile (630-227-2029)</u>

David P. Storch
Chairman and Chief Executive Officer
AAR Corp.
One AAR Place
1100 N. Wood Dale Road
Wood Dale, IL 60191

> **Re: AAR Corp.**
> **Form 10-K for the Fiscal Year Ended May 31, 2008**
> **Filed July 11, 2008**
> **Response Letter submitted April 24, 2009**
> **File No. 1-06263**

Dear Mr. Storch:

We refer you to our comment letters dated February 12, 2009, March 18, 2009 and April 23, 2009 regarding business contacts with Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
Assistant Director
Division of Corporation Finance